Item 30. Exhibit (d) iii.

Accelerated Death Benefit For
Chronic Illness Rider

This rider provides that the policy’s death benefit may be accelerated for chronic illness. Subject to the terms of this rider, a Chronic Illness Benefit Payment will be made to the Owner when we receive proof that the Insured is Chronically Ill.

This rider is issued and made part of the policy as of the policy’s Issue Date.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the policy. The policy’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with the policy’s provisions, the provisions of this rider will control with respect to this rider.

IMPORTANT NOTICES

If the death benefit is accelerated under this rider, the death benefit, cash values, and loan values under this policy will be reduced.

A Chronic Illness Benefit Payment will not be allowed if the Owner is required to request the payment by any third party (including any creditor, governmental agency, trustee in bankruptcy, or any other person) or as the result of a court order.

Federal Income Tax Treatment of This Rider	This rider does not and is not intended to provide long term care insurance. The benefits provided by this rider are intended to be excludable from federal gross income under Section 101(g) of the Internal Revenue Code as amended. However, based upon the current tax code, benefits provided by this rider may be taxable if the Owner of this policy is not either the Insured or the Insured’s spouse. This rider will be endorsed to conform to changes in the law. Since benefits under this rider may be taxable, we recommend that you seek assistance from a tax advisor before accelerating benefits under this rider.

DEFINITIONS

Activities of Daily Living

For purposes of this rider, Activities of Daily Living are:

Bathing: the washing of oneself by sponge bath, or in either a tub or shower, including the task of getting in or out of the tub or shower.

Continence: the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

Eating: feeding oneself by getting food to the body from a receptacle (such as a plate, cup or table) or being fed by a feeding tube or intravenously.

Toileting: getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

Transferring: moving into or out of a bed, chair, or wheelchair.

Chronically Ill	Within the previous twelve (12) months, a Legally Qualified Physician has certified that the Insured:

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•     Is permanently unable to perform, without Substantial Assistance, at least two (2) Activities of Daily Living due to loss of functional capacity; or

•     Requires Substantial Supervision to protect the Insured from threats to health or safety due to permanent Severe Cognitive Impairment.

Chronic Illness Benefit Payment

A Chronic Illness Benefit Payment is the amount we pay to the Owner. If there is Policy Debt, the amount the Owner receives will be reduced as described in the Effect on Policy Loans provision.

To understand how a Chronic Illness Benefit Payment is calculated, see the How We Determine the Chronic Illness Benefit Payment provision.

Family Member

The Owner’s spouse (or partner), the Insured’s spouse (or partner) and the following relatives by blood, marriage, or adoption, of the Owner, the Owner’s spouse (or partner), the Insured or the Insured’s spouse (or partner):

•     grandparents;

•     parents, aunts, or uncles;

•     siblings, first cousins;

•     children, nieces, or nephews; and

•     grandchildren.

Hands-On Assistance	The physical assistance of another person without which the Insured would be unable to perform an Activity of Daily Living.

Legally Qualified Physician	A Legally Qualified Physician is defined in this rider as a doctor who is licensed by the state to practice medicine and who is acting within the scope of that license. A Legally Qualified Physician must be someone other than the Owner, the Insured, or a Family Member of the Owner or Insured.

Severe Cognitive Impairment

A deficiency in the Insured’s:

•     Short or long term memory;

•    Orientation as to person (such as the person’s identity), place (such as the person’s location) and time (such as day, date and year);

•     Deductive or abstract reasoning; or

•     Judgment as it relates to safety awareness.

An example of Severe Cognitive Impairment would be the deterioration or loss of intellectual capacity that is comparable to, and includes, Alzheimer’s disease and similar forms of irreversible dementia which require Substantial Supervision.

Stand-By Assistance	The presence of another person within arm’s reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while performing the Activities of Daily Living.

Substantial Assistance	Hands-On Assistance or Stand-By Assistance.

Substantial Supervision	Continual supervision by another person to protect a person with a Severe Cognitive Impairment or others from threats to health or safety (such as may result from wandering). Such supervision may include cueing by verbal prompting, gestures or other similar demonstrations.

PAYMENT OF CHRONIC ILLNESS BENEFITS

Eligibility For Chronic Illness Benefit Payment

In order for the Chronic Illness Benefit Payment to be made, we must receive Proof of Eligibility, including any additional medical opinion we may require. Proof of Eligibility and our Right to Require an Additional Medical Opinion are discussed below in the MAKING A CLAIM section.

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If the Insured dies before any Chronic Illness Benefit Payment is made, no benefit payment will be made and the Amount to Be Accelerated will be paid as a death benefit in accordance with the terms of the policy.

If the Insured dies after any Chronic Illness Benefit Payment is made, we will reduce the death benefit of the policy. When we receive due proof of the Insured’s death, no additional Chronic Illness Benefit Payment will be made under this rider.

Eligible Amount

The Eligible Amount is the portion of the death benefit that is used to determine the maximum Amount To Be Accelerated in any twelve-month period. The Eligible Amount is determined the first time an application for a Chronic Illness Benefit Payment is approved and will not change. The Eligible Amount is equal to the death benefit of the base policy (before any reduction for Policy Debt) on the Monthly Charge Date that is on, or precedes, the date your application for chronic illness is received in Good Order.

The Eligible Amount does not include:

•     The amount payable upon the death of the policy Insured under any life insurance rider; and

•     The amount payable upon the death of someone other than the Insured under the policy; and

•     Any Face Amount increase, unless the increase was the result of exercising an increase option under a guaranteed insurability rider attached to the policy at issue, if applicable.

Amount To Be Accelerated

This is the amount of the death benefit that you elect to accelerate under the terms of this rider.

The Amount To Be Accelerated is subject to the following limitations:

•     The minimum annual Amount To Be Accelerated is $10,000.

•     The maximum annual Amount To Be Accelerated is the lesser of 20% of the Eligible Amount and $200,000.

•     The Maximum Lifetime Amount To Be Accelerated during the life of the Insured cannot exceed the amount shown in the Policy Specifications.

•     The Amount To Be Accelerated must not cause the policy to no longer qualify as life insurance according to the Internal Revenue Code.

•     The Face Amount remaining after acceleration cannot be less than the Minimum Face Amount shown in the Policy Specifications, plus the amount of any Face Amount increase(s) that were not the result of exercising an increase option under a guaranteed insurability rider attached to this policy at issue, if applicable.

•     The resulting Chronic Illness Benefit Payment cannot exceed the annualized Per Diem Limitation within the meaning of sections 101(g)(3)(D) and 7702B(d) of the Internal Revenue Code less the amount received under any qualified long-term care coverage.

You are only eligible to receive payment under this rider once in any twelve-month period.

How We Determine the Chronic Illness Benefit Payment

The Chronic Illness Benefit Payment will be the present value of the Amount To Be Accelerated, based upon an interest rate and mortality assumption as described in the provision below, but in no event will the Chronic Illness Benefit Payment be less than the result of (1) multiplied by (2), where:

(1)   Is equal to the Amount to be Accelerated divided by the Death Benefit (before any reduction for Policy Debt); and

(2)   Is equal to the Account Value less Policy Debt.

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If there is any Policy Debt at the time we make a Chronic Illness Benefit Payment, a portion of the payment will be used to repay a portion of the Policy Debt in accordance with the Effect on Policy Loans provision of this rider.

A statement of the method we use to compute the amount of the Chronic Illness Benefit Payment has been filed with the insurance department of the state where this policy was delivered.

Interest Rate and Mortality Assumptions

The interest rate used to determine the present value of the Amount To Be Accelerated will not exceed the greater of:

•     The effective annual yield on 90-day U.S. Treasury Bills as of the date of acceleration; and

•     The maximum adjustable policy loan interest rate in effect as of the date of acceleration based on the greater of:

•     The Moody’s Corporate Bond Yield Averages-Monthly Average Corporates, as published by Moody’s Investors Service, Inc., or any successor thereto for the calendar month ending two months before the date of application payment; and

•     The Minimum Annual Interest Rate for the Guaranteed Principal Account plus one percent per year, or the Minimum Annual Interest Rate plus one percent per year if the base policy does not offer a Guaranteed Principal Account.

The mortality assumption used to determine the present value of the Amount To Be Accelerated will be based upon a mortality table declared by us for individuals who are Chronically Ill. The mortality table that we declare will be no less favorable than the Guaranteed Minimum Mortality Table shown in the Policy Specifications. The declared table will be based upon reasonable assumptions as to investment income, mortality, and expenses. The declared table will be on a basis equitable to all policyholders of a given class.

How We Pay	Payment of a Chronic Illness Benefit Payment will be made to the Owner in a single sum. We will add interest from the date all requirements are met to the date of payment. The amount of interest will be computed at the rate for funds left on deposit with us that is applicable to life insurance policies, or if we have not established a rate for funds left on deposit, at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve. In determining the effective annual rate, we will use the rate in effect on the date all requirements are met. Additional interest will be added to the date of payment at an effective annual rate of 10% beginning 31 days after we receive all requirements for acceleration.

Cost of Rider	There is no premium or cost of insurance charge for this rider. However, when you exercise benefits under this rider, your death benefit will be reduced by an amount greater than the Chronic Illness Benefit Payment you receive due to the use of a present value calculation as described in the How We Determine the Chronic Illness Benefit Payment provision.

EFFECT OF ACCELERATED BENEFIT PAYMENTS ON THE POLICY

Effect on Policy

After a Chronic Illness Benefit Payment is made, the policy will remain In Force. Premiums and charges will continue in accordance with the policy provisions. You must continue to pay premiums necessary to avoid policy lapse as described in the policy or in any applicable riders attached to the policy.

Accelerating the death benefit under this rider will have the following effects on the policy:

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•     The death benefit will be reduced by the Amount To Be Accelerated.

•     The Face Amount and Account Value will be reduced by the same percentage as the decrease in the death benefit of the policy (before any reduction for Policy Debt). Monthly Charges, including insurance charges, will then be based on the new Face Amount and Account Value.

•     If the policy has a Safety Test based on cumulative premiums, the premium requirement used to satisfy the Safety Test will be reduced to reflect the new Face Amount.

•     If the policy has a Guaranteed Death Benefit Safety Test based on accumulated value, the measure and associated premium used to satisfy the Guaranteed Death Benefit Safety Test will be reduced to reflect the new Face Amount.

•     If the policy to which this rider is attached is a flexible premium policy, the Planned Premium will remain the same unless you request to change the Planned Premium. If the policy is not a flexible premium policy, the premium will be reduced to the premium that would apply had the policy been issued at the reduced Face Amount.

Effect on Policy Loans	If there is any Policy Debt at the time we approve a claim for a Chronic Illness Benefit Payment, we require that a portion of the Chronic Illness Benefit Payment be used to reduce the amount of the Policy Debt. The repayment of Policy Debt will reduce the amount you will receive. The amount we pay will be net of the payment applied to reduce the Policy Debt.

The repayment of Policy Debt will be made in the same proportion by which a Chronic Illness Benefit Payment reduces the Account Value.

Example: For a certain policy, assume the policy’s death benefit is $200,000, the Account Value is $80,000 and the amount of Policy Debt is $30,000. The Owner requests a $12,000 Chronic Illness Benefit Payment. Based on the present value described in the Chronic Illness Benefit Payment provision, this request results in a reduction in death benefit of $20,000 (10% of the death benefit). The Account Value for the portion of the death benefit that has been accelerated will be $8,000 (10% of $80,000). Therefore, the remaining Account Value is $72,000 ($80,000 less $8,000). A portion of the accelerated amount must be used to repay the loan. Therefore, 10% of the Policy Debt of $30,000, or $3000, will be deducted from the payment we make, and will be applied to reduce the amount of Policy Debt (from $30,000 to $27,000) and we will pay $9,000 ($12,000 less $3,000) to you.

Statement of Effect of Payment	Upon request for a Chronic Illness Benefit Payment and when the Chronic Illness Benefit Payment is made, the Owner and any Irrevocable Beneficiary will be given a statement demonstrating the effect of the Chronic Illness Benefit Payment on the policy’s Account Value, death benefit, premiums and policy loans.

MAKING A CLAIM

Notice of Claim	A Written Request notifying us of the Insured’s chronic illness must be sent to our Administrative Office. The Notice of Claim must provide us with sufficient information to identify the Insured, including the Insured’s name and the policy number. The notice should be sent within 30 days after the chronic illness begins, or as soon as is reasonably possible. Any delay in giving notice will not affect the right to any benefits for the twelve (12) months before the date the Notice of Claim was given. A new Notice of Claim must be submitted for each Chronic Illness Benefit Payment request. You are only eligible to submit a Notice of Claim under this rider once in any twelve-month period.

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Claim Forms	After we receive notice of the Insured’s chronic illness, we will send the appropriate Claim Forms for establishing proof of chronic illness within 15 days after receiving a Notice of Claim. If we do not send the forms within 15 days after receiving Notice of Claim, the claimant will be deemed to have complied with the Claim Forms requirement if we receive, within 90 days of the date of the chronic illness certification, written proof covering the occurrence, the character and the extent of the loss for which the claim is made. You still will be required to provide satisfactory proof that the Insured is Chronically Ill and the written consent of any assignee and any irrevocable beneficiary under the policy as described in the Proof of Eligibility provision below.

Proof of Eligibility

We must receive the following items in writing at our Administrative Office following the date of the chronic illness certification:

•     Completed Claim Forms;

•     Satisfactory proof that the Insured is Chronically Ill; and

•     The written consent of any assignee and any irrevocable beneficiary under the policy to the payment of the accelerated benefit.

Items required under this provision must be submitted with each new claim. Failure to furnish such proof within a reasonable time frame shall not invalidate or reduce any claim if it was not possible to do so, provided that such proof is given, except in the absence of legal capacity, no later than twelve (12) months from the time proof is otherwise reasonably required.

Right to Require an Additional Medical Opinion

While a claim is pending or an appeal is being reviewed, we reserve the right to require that a Legally Qualified Physician provide us with a second medical opinion to verify the certification of chronic illness. The medical opinion may require a physical examination. This examination may include x-rays, blood tests, and any other procedures that are reasonable and necessary to determine whether the Insured is Chronically Ill. In the case of conflicting opinions, a third medical opinion will be obtained from a Legally Qualified Physician that is mutually acceptable to the Insured and the Company.

We will pay for all additional medical opinions including any physical examinations that we may require.

Appealing a Claim	If we do not pay a Chronic Illness Benefit Payment upon receipt of the items required for Proof of Eligibility, we will notify the Owner and the Insured in writing, within thirty (30) business days, of our reasons for not paying the claim, either in whole or in part. The Owner and the Insured have the right to appeal our claims decision. This appeal should be in writing.

The appeal must state: • Why you and/or the Insured disagree with our disapproval; and • Any other factors we should take into consideration.

The Insured or the Insured’s representative may identify someone to act on their behalf in the appeals process. We have a claims appeal review committee that will consider their appeal. If the committee needs more information to consider the appeal, we will use one or more of the following:

•     A medical opinion as described in the Right to Require an Additional Medical Opinion provision above;

•     An on-site geriatric assessment;

•     Medical records from the Insured’s Legally Qualified Physician and/or care providers; and

•     Any other information that is determined to be pertinent to the claim.

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All information will be obtained at our expense. Within thirty (30) days of receipt of all necessary information, the committee will either uphold the disapproval or overturn it, either in whole or in part, in which case we will pay any Chronic Illness Benefit Payment due.

All aspects of this appeal process will be conducted in accordance with the applicable laws and regulations of the state in which this policy was delivered or issued for delivery.

Who We Pay	A Chronic Illness Benefit Payment will be made to the Owner or the Owner’s estate, while the Insured is living, unless the payments are otherwise assigned by the Owner.

GENERAL PROVISIONS

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact. To do so, however, the misrepresentation must have been in the initial application for the policy or in a subsequent application, and a copy of that application must have been attached to (or sent to the Owner for attachment to) and made a part of the policy.

Except for any policy change or reinstatement requiring evidence of insurability, we cannot in the absence of fraud, contest the validity of this rider after it has been In Force during the lifetime of the Insured for two years from the Issue Date.

For any policy change requiring evidence of insurability, we cannot, in the absence of fraud, contest the validity of the change after it has been in effect for two years during the lifetime of the Insured.

If evidence of insurability is required to reinstate the policy (see the Reinstating This Policy provision of the policy), our right to contest the validity of the policy begins again on the date of reinstatement for statements made in the reinstatement application. We cannot, in the absence of fraud, contest the reinstated policy after it has been In Force during the lifetime of the Insured for two years from the reinstatement date.

“In the absence of fraud,” as stated in this provision, applies only when permitted by applicable law in the state where the policy is delivered or issued for delivery.

Reinstatement

This rider may be reinstated upon reinstatement of the policy. If the rider is reinstated, the Owner and we shall have the same rights that existed prior to policy lapse.

This rider cannot be reinstated if it has been terminated at the Owner’s request.

TERMINATION OF RIDER

Termination of This Rider

This rider will terminate on the earliest of:

•     The date the Owner makes a Written Request to terminate;

•     The date the policy is changed to a different policy on which this rider is not available;

•     The date you exercise the Accelerated Death Benefit For Terminal Illness Rider; or

•     The date the policy terminates for any reason.

Termination of the rider shall not prejudice any payment of accelerated benefits due for any qualifying event that occurred while this rider was In Force.

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Right of Recovery	If we make any errors in processing a claim, we have the right to recover any overpayment.

C.M. LIFE INSURANCE COMPANY

/s/ Roger W. Crandall	/s/ Akintokunbo Akinbajo
[PRESIDENT]	[SECRETARY]

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